January 8, 2024

VIA EDGAR TRANSMISSION

Mr. Ken Schuler

Mr. Craig Arakawa

Ms. Melissa Gilmore

Mr. Kevin Woody

Division of Corporation Finance

Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	National Steel Company (Companhia Siderúrgica Nacional – CSN) Form 20-F for the fiscal year ended December 31, 2022 File No. 001-14732 Response to Staff Comment Letter Dated December 7, 2023

Dear Mr. Schuler, Mr. Arakawa, Ms. Gilmore and Mr. Woody:

Reference is made to the comment letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) received by National Steel Company (Companhia Siderúrgica Nacional – CSN) (the “Company” or “CSN”) on December 7, 2023, regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022, filed on April 27, 2023 (the “2022 Form 20-F”). For your convenience, we have reproduced the Staff’s comments in italics and have provided responses immediately below.

The Company will improve its disclosure in accordance with the additional information provided herein in future filings.

SEC Comment No. 1.

Casa de Pedra Mine, page 32

We note your individual material property disclosure beginning in this section. Please locate each of your material properties within 1 mile, using an easily recognizable coordinate system to comply with Item 1304(b)(1)(i) of Regulation S-K.

Companhia Siderúrgica Nacional
1
Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

Response to Comment No. 1.

The following map sets forth our material properties using a coordinate system. The first map presents an overview of our material properties. The second map illustrates Casa de Pedra mine, Engenho mine and Pires beneficiation plant with local details. The third map illustrates Fernandinho mine with local details.

Companhia Siderúrgica Nacional
2
Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

609000
612000
615000
618000
621000
7740000
7737000
7734000
7731000
N
Ramal de Fábrica
MG-442
PIR
BR-040
ENG
CDP
Ferrovia do Aço
Congonhas
Ferrovia Central
0 1 2 3 km
Congonhas
CDP - Casa de Pedra Mine
ENG - Engenho Mine
PIR - Pires Beneficiation Plant
Towns
Congonhas
Roads
Railroads
Mineral Rights
Projection
UTM SIRGAS 2000 (23S zone)
CSN

615000
618000
621000
624000
7770000
7767000
7764000
7761000
N
FER
Ferrovia do Aço
BR-356
MG-030
Central do Brasil
Itabirito
0 1 2 km
Itabirito
FER - Fernandinho Mine
Towns
Itabirito
Roads
Railroads
Mineral Rights
Projection
UTM SIRGAS 2000 (23S zone)
CSN

Companhia Siderúrgica Nacional
3
Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

SEC Comment No. 2.

Our Mining Segment, page 32

We note that you have identified multiple mining properties in your filing without differentiating between material and non-material properties and without providing or distinguishing between the summary and individual property disclosures. Please modify your disclosure, as necessary, to identify each of the mining properties as being either material or not material and include all the information prescribed for summary disclosures in Item 1303(b) of Regulation S-K. Please include an overview, and a summary tabulation of resources and reserves. The summary disclosures should be clearly identified and positioned in advance of the individual property disclosures required by Item 1304(b) of Regulation S-K. In addition, please provide the criteria that you considered in identifying properties as material.

Response to Comment No. 2.

CSN Mineração owns the Casa de Pedra, Engenho and Fernandinho mines, which represent CSN’s mining rights that comprise the material properties of CSN’s mining activity. CSN Mineração also integrates its mining complex with the following non-material properties: Pires Beneficiation Plant and Presidente Vargas Steelworks.

Casa de Pedra mining complex is located in the southwest portion of the Iron Quadrangle, in the Congonhas municipality, State of Minas Gerais. Casa de Pedra mining complex and mining concessions are located in a 4,702 hectares property owned by CSN Mineração. The key tenement is no. 043.306/1956 and occupies 2,516 hectares where the Casa de Pedra mine is mainly located.

Fernandinho mine is located in the municipality of Rio Acima, State of Minas Gerais. Currently, this mining complex is not operating, and future operations will depend on detailed geological studies. Fernandinho mine’s activities were suspended in May 2015. Since then, no work has been carried out to evaluate the mineral resources and mineral reserves.

The followings tables set forth the mineral reserves of each of Casa de Pedra mine and Engenho mine:

Mineral Reserves Table (As of December 31, 2022)
TOTAL Reserves 2022 - Casa de Pedra Mine
RESERVES	VOLUME (* 1000 m3)	MASS (*1000 ton)	Fe%	SiO2%	Al2O3%	Mn%	P%	LOI%
Proven	141,215	382,472	43.43	34.47	0.81	0.45	0.05	1.74
Probable	535,779	1,441,539	40.58	38.05	1.03	0.41	0.05	1.98
TOTAL	676,994	1,824,011	41.21	37.26	0.98	0.42	0.05	1.93

Companhia Siderúrgica Nacional
4
Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

Mineral Reserves Table (As of December 31, 2022)
TOTAL Reserves 2022 – Engenho Mine
RESERVES	VOLUME (* 1000 m3)	MASS (*1000 ton)	Fe%	SiO2%	Al2O3%	Mn%	P%	LOI%
Proven	70,955	192,625	39.79	40.80	0.68	0.24	0.04	1.31
Probable	11,529	31,374	46.29	28.85	1.71	0.59	0.05	2.30
TOTAL	82,484	223,999	40.67	39.17	0.82	0.29	0.04	1.44

Mineral Reserves Table (As of December 31, 2022)
TOTAL Reserves 2022 – Total (Casa de Pedra Mine and Engenho Mine)
RESERVES	VOLUME (* 1000 m3)	MASS (*1000 ton)	Fe%	SiO2%	Al2O3%	Mn%	P%	LOI%
Proven	212,171	575,097	39.79	40.80	0.68	0.24	0.04	1.31
Probable	547,307	1,472,913	46.29	28.85	1.71	0.59	0.05	2.30
TOTAL	759,478	2,048,010	40.67	39.17	0.82	0.29	0.04	1.44

SEC Comment No. 3.

Mineral Resources, page 33

We understand that all mineral reserves and mineral resources are presented on a 100% ownership basis, though you only own 78.2% of CSN Mineração. Please modify your filing and report all your resources and reserves that are attributable to your ownership interest as of December 31, 2022. See Item 1303(b)(3)(iii) of Regulation S-K.

Response to Comment No. 3.

CSN’s ownership in its subsidiary CSN Mineração as of December 31, 2022 was 79.75%. The following table sets forth the mineral reserves and mineral resources that are attributable to CSN’s ownership interest as of December 31, 2022:

Mineral Reserves Table (As of December 31, 2022)
CSN Participation of Reserves 2022 – Total (Casa de Pedra mine and Engenho Mine) – 79.75%
RESERVES	VOLUME (* 1000 m3)	MASS (*1000 ton)	Fe%	SiO2%	Al2O3%	Mn%	P%	LOI%
Proven	169,206	458,640	39.79	40.80	0.68	0.24	0.04	1.31
Probable	436,477	1,174,648	46.29	28.85	1.71	0.59	0.05	2.30
TOTAL	605,684	1,633,288	40.67	39.17	0.82	0.29	0.04	1.44

Companhia Siderúrgica Nacional
5
Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

SEC Comment No. 4.

Mineral Resources, page 33

Please disclose all your mineral resource summaries exclusive of reserves at the end of the most recently completed fiscal year (December 31, 2022), as required by Item 1303(b)(3)(ii) of Regulation S-K.

Response to Comment No. 4.

The following tables set forth CSN’s total mineral resources that are attributable to its ownership interest as of December 31, 2022. For this item there was no distinction between Casa de Pedra mine and Engenho mine.

Mineral Resource Table – Exclusive of Reserves (As of December 31, 2022)
TOTAL RESOURCES 2022
RESOURCE	VOLUME (* 1000 m3)	MASS (*1000 ton)	Fe%	SiO2%	Al2O3%	Mn%	P%	LOI%
MEASURED	155,814	431,050	39.80	36.63	0.79	0.36	0.05	1.69
INDICATED	533,204	1,517,200	37.60	38.67	0.88	0.37	0.05	2.18
INFERRED	561,399	1,723,600	37.10	39.82	0.69	0.31	0.05	2.90
TOTAL	1,250,418	3,671,850	37.62	38.97	0.78	0.34	0.05	2.46

Mineral Resource Table – Exclusive of Reserves (As of December 31, 2022)
CSN PARTICIPATION OF TOTAL RESOURCES 2022 – 79.75%
RESOURCE	VOLUME (* 1000 m3)	MASS (*1000 ton)	Fe%	SiO2%	Al2O3%	Mn%	P%	LOI%
MEASURED	124,262	343,762	39.80	36.63	0.79	0.36	0.05	1.69
INDICATED	425,230	1,209,967	37.60	38.67	0.88	0.37	0.05	2.18
INFERRED	447,716	1,374,571	37.10	39.82	0.69	0.31	0.05	2.90
TOTAL	997,208	2,928,300	37.62	38.97	0.78	0.34	0.05	2.46

Mineral Reserves Table (As of December 31, 2022)
TOTAL RESERVES 2022
RESERVES	VOLUME (* 1000 m3)	MASS (*1000 ton)	Fe%	SiO2%	Al2O3%	Mn%	P%	LOI%
PROVEN	45,428	122,510	39.40	40.80	0.68	0.24	0.04	1.31
PROBABLE	714,001	1,925,500	41.07	37.85	1.04	0.42	0.05	1.99
TOTAL	759,429	2,048,010	40.97	38.03	1.02	0.40	0.05	1.95

Companhia Siderúrgica Nacional
6
Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

Mineral Reserves Table (As of December 31, 2022)
CSN PARTICIPATION OF TOTAL RESERVES 2022 – 79.75%
RESERVES	VOLUME (* 1000 m3)	MASS (*1000 ton)	Fe%	SiO2%	Al2O3%	Mn%	P%	LOI%
PROVEN	36,229	97,702	39.40	40.80	0.68	0.24	0.04	1.31
PROBABLE	569,416	1,535,586	41.07	37.85	1.04	0.42	0.05	1.99
TOTAL	605,645	1,633,288	40.97	38.03	1.02	0.40	0.05	1.95

SEC Comment No. 5.

Mineral Resources, page 33

Please include the commodity price used, metallurgical recovery, and the cutoff grade with all your resource and reserve disclosures as required by Item 1303(b)(3) of Regulation S-K.

Response to Comment No. 5.

The following table sets forth the reasonable prospects for eventual economic extraction (RPEEE) pit optimization parameters:

Companhia Siderúrgica Nacional
7
Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

The following table sets forth the reserves pit optimization parameters:

The economic cutoff grade to decide whether a block should be mined or left in-situ was calculated by the NPVS Software of Datamine. The reserves economic cutoff is calculated at 22.40%.

Companhia Siderúrgica Nacional
8
Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

SEC Comment No. 6.

Mineral Reserves, page 36

Please modify your filing and provide an updated reconciliation with depletion due to mining activities for your resources/reserves as reported this year compared to last year, as required by Item 1304(e) of Regulation S-K.

Response to Comment No. 6.

The following chart sets forth the depletion of our mineral reserves:

The following table sets forth the reconciliation with depletion due to mining activities for CSN Mineração’s resources and reserves:

2021	Tonnage (Mt)	Fe (%)
Proven	152.9	42.49
Probable	1,925.5	41.07
Total in 2021	2,078.4	41.17

Mineral Reserves Table (As of December 31, 2022)
CSN Mineração
TOTAL Reserves 2022 - Total
RESOURCE	VOLUME (* 1000 m3)	MASS (*1000 ton)	Fe%	SiO2%	Al2O3%	Mn%	P%	LOI%
Proven	45,428	122,510	39.40	40.80	0.68	0.24	0.04	1.31
Probable	714,001	1,925,500	41.07	37.85	1.04	0.42	0.05	1.99
TOTAL	759,429	2,048,010	40.97	38.03	1.02	0.40	0.05	1.95

Companhia Siderúrgica Nacional
9
Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

The following table sets forth the reconciliation with depletion due to mining activities for CSN’s ownership interest in CSN Mineração’s resources and reserves:

Mineral Reserves Table (As of December 31, 2022)
CSN Participation – 79.75%
TOTAL Reserves 2022 - Total
RESOURCE	VOLUME (* 1000 m3)	MASS (*1000 ton)	Fe%	SiO2%	Al2O3%	Mn%	P%	LOI%
Proven	36,229	97,702	39.40	40.80	0.68	0.24	0.04	1.31
Probable	569,416	1,535,586	41.07	37.85	1.04	0.42	0.05	1.99
TOTAL	605,645	1,633,288	40.97	38.03	1.02	0.40	0.05	1.95

SEC Comment No. 7.

Mineral Reserves, page 36

Please state the resources and reserves for both the Engenho and Fernandinho mines.

Response to Comment No. 7.

The following tables set forth the mineral resources and mineral reserves for Engenho mine:

Engenho Mineral Resource Table (As of December 31, 2022)
TOTAL RESOURCES 2022
RESOURCE	VOLUME (* 1000 m3)	MASS (*1000 ton)	Fe%	SiO2%	Al2O3%	Mn%	P%	LOI%
MEASURED	90,220	223,614	40.23	40.10	0.66	0.27	0.04	1.29
INDICATED	23,075	55,450	46.88	29.14	1.17	0.55	0.04	1.62
INFERRED	7,703	13,671	43.45	30.84	2.09	1.19	0.06	2.96
TOTAL	120,998	292,735	41.64	37.60	0.82	0.37	0.04	1.43

Mineral Reserves Table (As of December 31, 2022)
TOTAL Reserves 2022 – Engenho Mine
Reserves	VOLUME (* 1000 m3)	MASS (*1000 ton)	Fe%	SiO2%	Al2O3%	Mn%	P%	LOI%
Proven	70,955	192,625	39.79	40.80	0.68	0.24	0.04	1.31
Probable	11,529	31,374	46.29	28.85	1.71	0.59	0.05	2.30
TOTAL	82,484	223,999	40.67	39.17	0.82	0.29	0.04	1.44

Companhia Siderúrgica Nacional
10
Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

Fernandinho mine’s activities were suspended in May 2015. Since then, no work has been carried out to evaluate the mineral resources and mineral reserves. The following table sets forth the mineral resources and mineral reserves for Fernandinho mine as last measured:

Fernandinho Mineral Resource Table (As of September 2, 2015)
TOTAL RESOURCES 2022
RESOURCE	MASS (*1000 ton)	Fe%	SiO2%	Al2O3%	Mn%	P%	LOI%
MEASURED	53	39.82	39.87	0.62	0.05	0.055	2.35
INDICATED	62	39.23	41.04	0.50	0.05	0.050	2.17
INFERRED	63	38.58	41.86	0.50	0.07	0.048	2.22
TOTAL	178	39.18	40.98	0.54	0.06	0.05	2.24

SEC Comment No. 8.

Elizabeth Mines, page 45

Please revise your filing to report each individual property’s production by product such as iron ore or limestone, etc. as required by Item 1303(b)(2)(i) of Regulation S-K.

Response to Comment No. 8.

CSN’s Elizabeth cement property includes an open pit mine of limestone, clay and sand. The mining rights over the mineral reserves area comprises 746.73 hectares, as required by the Brazilian National Mining Agency (Agência Nacional de Mineração – ANM). The mining project is developed in three phases, with four pits. The mining process is performed in the following sequence: (i) cleaning of the area; (ii) removal of mining waste; (iii) disassembling; (iv) crushing; and (v) transport. The deposit is exploited mechanically in an open pit. The rocks are dismantled by explosives, which are delivered on the same day of detonation for immediate use following an established fire plan.

The following tables set forth each individual property’s production by product in the last three fiscal years:

Alhandra Plant (Limestone Production – tons)
Mine	2020	2021	2022
Pitimbu	1,734,110	1,762,657	1,417,962
Total	1,734,110	1,762,657	1,417,962

Companhia Siderúrgica Nacional
11
Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

Barroso Plant (Limestone Production – tons)
Mine	2020	2021	2022
Capoeira Grande	294,002	281,095	329,795
Mata do Ribeirão	1,323,850	1,397,347	1,772,303
Total	1,617,852	1,678,442	2,102,098

Pedro Leopoldo Plant (Limestone Production – tons)
Mine	2020	2021	2022
Fazenda Campinho	1,168,741	1,518,200	1,238,936
Total	1,168,741	1,518,200	1,238,936

Cantagalo Plant (Limestone Production – tons)
Mine	2020	2021	2022
Saudade	934,103	1,037,009	986,374
Total	934,103	1,037,009	986,374

Caaporã Plant (Limestone Production – tons)
Mine	2020	2021	2022
Miramar	1,376,697	1,677,637	1,833,328
Total	1,376,697	1,677,637	1,833,328

Montes Claros Plant (Limestone Production – tons)
Mine	2020	2021	2022
Boa Vista	864,201	906,417	1,004,218
Total	864,201	906,417	1,004,218

SEC Comment No. 9.

Pitimbu Mine, page 47

We note your resources in this section and elsewhere in your filing, are disclosed as the sum of your measured and indicated resources. Please revise your filing and disclose all your attributable resources into the three separate classes, measured, indicated, and/or inferred for the most recently completed fiscal year (December 31, 2022) as required by Item 1303(b)(3) of Regulation S-K.

Response to Comment No. 9.

The following tables set forth CSN’s mineral resources, mineral reserves and mine life information:

Alhandra Plant
Mine	Resources and reserves	Limestone
		(in meters)
Pitimbu	Proven reserves	154.8
	Probable reserves	33.2
	Resources (measures + indicated)	217.3
	Total resources + reserves	405.3
	Mine life (in years) – proven reserves	96.8
	Mine life (in years) – proven + probable reserves	117.5
	Mine life (in years) – resources + reserves	253.3

Companhia Siderúrgica Nacional
12
Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

Barroso Plant
Mine	Resources and reserves	Limestone
		(in meters)
Capoeira Grande	Proven reserves	14.3
	Resources (measures + indicated)	16.3
	Total resources + reserves	30.6
Mata do Ribeirão	Proven reserves	85.4
	Resources (measures + indicated)	8.1
	Total resources + reserves	93.5
	Mine life (in years) – proven reserves	61.7
	Mine life (in years) – resources + reserves	154.2

Pedro Leopoldo Plant
Mine	Resources and reserves	Limestone
		(in meters)
Campinho Farm	Proven reserves	47.7
Resources (measures + indicated)		5.6
Total resources + reserves		53.3
Campinho Sul	Proven reserves	0
Resources (measures + indicated)		40
Total resources + reserves		40
Mine life (in years) – proven reserves		18.7
Mine life (in years) – resources + reserves		36.6

Cantagalo Plant
Mine	Resources and reserves	Limestone
		(in meters)
Saudade	Proven reserves	33.2
	Resources (measures + indicated)	7.5
	Total resources + reserves	40.7
	Mine life (in years) – proven reserves	27.1
	Mine life (in years) – resources + reserves	33.4

Caaporã Plant
Mine	Resources and reserves	Limestone
		(in meters)
Miramar	Proven reserves	96.1
	Resources (measures + indicated)	16.0
	Total resources + reserves	112.1
	Mine life (in years) – proven reserves	46.8
	Mine life (in years) – resources + reserves	54.7

Montes Claros Plant
Mine	Resources and reserves	Limestone
		(in meters)
Boa Vista	Proven reserves	22.0
	Resources (measures + indicated)	0.0
	Total resources + reserves	22.0
Boa Vista Expansion	Proven reserves	25.2
	Resources (measures + indicated)	12.7
	Total resources + reserves	37.9
	Mine life (in years) – proven reserves	44.5
	Mine life (in years) – resources + reserves	56.5

Companhia Siderúrgica Nacional
13
Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

SEC Comment No. 10.

Technical and Economic Use, page 48

Please correct the nomenclature for the Pitimbu mine’s indicated reserve.

Response to Comment No. 10.

The following charts show Pitimbu mine’s indicated reserves:

Companhia Siderúrgica Nacional
14
Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

SEC Comment No. 11.

Mineral Reserves and Mine Life, page 50

Your disclosure of the Barroso and Pedro Leopoldo plants beginning on page 48 indicates the same mines, the Capoeira Grande and Mata do Ribeirao supply both plants but have different resources/reserves. Please review and correct this discrepancy.

Response to Comment No. 11.

The following tables set forth the requested information relating to the Barroso and the Pedro Leopoldo plants:

Barroso Plant
Mine	Resources and reserves	Limestone
		(in meters)
Capoeira Grande	Proven reserves	14.3
	Resources (measures + indicated)	16.3
	Total resources + reserves	30.6
Mata do Ribeirão	Proven reserves	85.4
	Resources (measures + indicated)	8.1
	Total resources + reserves	93.5
	Mine life (in years) – proven reserves	61.7
	Mine life (in years) – resources + reserves	154.2

Companhia Siderúrgica Nacional
15
Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

Pedro Leopoldo Plant
Mine	Resources and reserves	Limestone
		(in meters)
Campinho Farm	Proven reserves	47.7
	Resources (measures + indicated)	5.6
	Total resources + reserves	53.3
Campinho Sul	Proven reserves	0
	Resources (measures + indicated)	40
	Total resources + reserves	40
	Mine life (in years) – proven reserves	18.7
	Mine life (in years) – resources + reserves	36.6

SEC Comment No. 12.

Exhibit 96.1 Arcos

Local Geology, page 41, page EA-41

Please modify your filing and insure you have provided at least one cross-section of the local geology as required by Item 601(b)(96)(iii)(B)(6)(iii) of Regulation S-K.

Companhia Siderúrgica Nacional
16
Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

Response to Comment No. 12.

The following tables set forth a longitudinal cross-section N–S and cross-sections A–A’ and B–B’:

Companhia Siderúrgica Nacional
17
Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

Companhia Siderúrgica Nacional
18
Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

SEC Comment No. 13.

Exhibit 96.1 Arcos – A

QA/QC, page 54, page EA-54

Please modify your filing and provide the opinion of the qualified person regarding the adequacy of the sample preparation, security, and analytical procedures as required by Item 601(b)(96)(iii)(B)(8)(iv) of Regulation S-K.

Response to Comment No. 13.

It is the qualified person’s opinion that the Quality Assurance and Quality Control required by Item 601(b)(96)(iii)(B)(8)(iv) of Regulation S-K of the sampling process were fulfilled, including compliant sample preparation, security and analytical procedures. Procedures followed sampling standards, with lithologic description of the cores, division of the samples by lithology, crushing, quartering and homogenization. In addition, a twin sample was stored for future analysis, if necessary.

Chemical analyses were conducted in certified external laboratories with the following analytical references: CSA17V, ISE03B, XRF75V, PHYo1E LOI, XRF79C. Density determination was carried out in SGS Geosol Laboratories.

Companhia Siderúrgica Nacional
19
Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

In detail, 5% of stored samples (1 in 20) were taken for chemical analysis of 10 major oxides through X-ray fluorescence, fusion with lithium tetraborate, and analysis of minor chlorine, carbon and sulfur elements. This procedure was carried out in all survey campaigns from 2007 to 2021. The results showed the coherence of the chemical analysis carried out. The same methodology was applied to determine the density of the materials. SGS Geosol laboratories conducted measurements in 2007, 2011, 2017 and 2020 survey campaigns.

SEC Comment No. 14.

Exhibit 96.1 Arcos - A

Data Validation, page 55, page EA-55

Please modify your filing and provide the qualified person’s opinion regarding the adequacy of the data and verification procedures for the purposes of the technical report summary as required the by Item 601(b)(96)(iii)(B)(9)(iii) of Regulation S-K.

Response to Comment No. 14.

The qualified person’s opinion regarding the data validation and verification procedures were given as required by Item 601(b)(96)(iii)(B)(9)(iii) of Regulation S-K, as the geological interpretation conference, block modeling, grade estimation check and update with the topographic survey. The conference comprised the review of the geological interpretation, verifying the parameters and methodology used to estimate the blocks’ volumes and grades, and validating compliance with the “Reasonable Prospects for Economic Extraction” requirement of S-K 1300.

SEC Comment No. 15.

Exhibit 96.1 Arcos - A

Cutoff, page 85, page EA-85

Please modify your filing and disclose the cutoff grade for your reserve estimates along with all the parameters used to prepare this calculation. See Item 601(b)(96)(iii)(B)(12)(iii) of Regulation S-K.

Response to Comment No. 15.

The cement manufacturing process accepts all lithologies as raw materials for determining mineral resources. CSN only takes into account the lime saturation factor and considers the lithology will only be considered waste material if, in the composition of the mixture of raw materials for making the raw mix design, the percentage of a given lithology drastically reduces the saturation factor. As Bocaina is a mine with pure material, CSN must use low calcium carbonate raw materials to make the raw mix design.

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The fluxes with calcitic limestone specification is 51% to 53% of CaO, 1.2 to 3.3% of MgO, and up to 1.65 of SiO2, as well as dolomitic limestone with a specification of 35.50% to 38.00 of CaO, 14.5% to 16.5% of MgO and up to 2.3% of SiO2, are fully met by the assessed mineral resources.

SEC Comment No. 16.

Exhibit 96.1 Arcos - A

Market Study, page 114, page EA-114

Please modify your filing to describe your individual salable product specifications and present the 5-year historic prices with your forecast pricing as used in your cash flow analysis. See Item 601(b)(96)(iii)(B)(16)(i) of Regulation S-K.

Response to Comment No. 16.

Bocaina mine and quarry are integrated into the cement manufacturing plant in Arcos. In addition, Bocaina mine and quarry provide essential fluxes to the steelmaking process at Presidente Vargas Steelworks.

Bocaina mine produces calcitic limestone for cement manufacturing, and calcitic limestone and dolomitic limestone fluxes, as set forth in the following table:

The limestone for cement manufacturing is transferred at cost to CSN’s cement plant in the same industrial complex site. CSN does not sell limestone to other players.

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The calcitic and dolomitic limestone used at Presidente Vargas Steelworks is sold by Bocaina mine and quarry, with which CSN maintains a contract setting forth volumes, specifications and sales prices. There are no outside sales to other industries or players.

The qualified person understands that volume transfer operations are carried out at cost between industrial units; therefore, the information is restricted and internal to the company. On the other hand, the qualified person ensures that costs, prices and volumes are consistent with the historical costs of similar operations and with sales contracts established between the parties.

For active mining operations, the price and volume profile used to estimate mineral resources and mineral reserves reflects current market conditions for short-term forecasts. There is a tendency for fluctuations in the estimate of long-term costs and volumes based on CSN’s expectations. The products sold are declared in current contracts.

It is the qualified person’s opinion that the economic viability of mineral reserves and the estimated prices, combined with other engineering parameters and modifying factors, were applied only to measured and indicated mineral reserves.

Public quotation is also unavailable for limestone transferred at cost or sold internally at the same group. As mentioned, the qualified person ensures that the costs incurred by Bocaina mine and the prices charged internally guarantee the sustainability and economic viability of the mineral enterprise.

In the cash flow analysis, CSN considered US$4.81 per ton and US$2.81 per ton for Presidente Vargas Steelworks and the cement plant mineral products delivered, respectively. The qualified person ensured that these numbers were reasonable and conservative to project the cash flow analysis, considering each product’s internal mining process, specification and productivity.

SEC Comment No. 17.

Exhibit 96.1 Arcos - A

Mine Closure Plan, page 116, page EA-116

We reviewed the Environmental Studies, Permitting, And Plans, Negotiations, Or Agreements with Local Individuals or Groups section of your technical report summary. Please modify your filing and include the QP’s opinion as to the adequacy of current plans for environmental compliance, permitting, and addressing issues with local individuals or groups required by Item 601(b)(96)(iii)(B)(17)(vi) of Regulation S-K.

Response to Comment No. 17.

It is the qualified person’s opinion that CSN is materially complying with environmental plans, and not only with local individuals and groups. No significant problems deserve to be highlighted. The short and

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medium-term focus should be the frequent management of environmental aspects with local communities and compliance with requests from regulatory agencies.

SEC Comment No. 18.

Exhibit 96.1 Arcos - A

Capital Costs, page 117, page EA-117

We note your capital for Mobile Equipment is different from the amount used in your economic analysis. Please review and modify your filing and define the accuracy of your capital and operating costs estimates as required by Item 601(b)(96)(iii)(B)(18)(i) of Regulation S-K.

Response to Comment No. 18.

The correct value of Life of Mine’s total investment in millions of U.S. dollars in mobile equipment is US$83.48. Due to a typing error, the value of U$97.9 represents the sum of the investment in mobile equipment (US$83.48), compensation (US$0.96) and mine closure (US$13.47).

The capital and operational costs were based on budgets and historical costs obtained when the qualified person prepared the report. Also, based on Bocaina mine and quarry information, the qualified person declared that the increase in transportation costs over time will increase with ATD (Average Transport Distance) throughout the useful life of the mine. It is the qualified person’s estimation that the cost has an accuracy of +; - 15%.

SEC Comment No. 19.

Exhibit 96.2 Casa de Pedra

Property location, page 32, page EB-32

Please review and correct the property coordinates for the Casa de Pedra mining complex.

Response to Comment No. 19.

The Casa de Pedra mining complex, which comprises the Casa de Pedra mine and Engenho mine, has the following coordinates: 612,000E and 7,773,600N, based on the Brazil SIRGAS 2000 Datum, and covers an area of 4,701.55 hectares.

SEC Comment No. 20.

Exhibit 96.2 Casa de Pedra

Mineral Resources as of 31 December 2021, page 87, page EB-87

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Please provide all the parameters for the pit optimization that demonstrated reasonable prospects of economic extraction and provide an example. See Item 601(b)(96)(iii)(B)(11)(iii) of Regulation S-K.

Response to Comment No. 20.

The following table sets forth the parameters for the pit optimization:

Parameters	Base	Value
Price	USD/t product	95.00
Waste mining cost	US$/t mined	0.99
Ore mining cost	US$/t mined	1.88
Overall mining recovery	%	95%
Overall mining cost	US$/t mined	1.57
PC/OS processing cost	US$/t	3.86
P15 friable ore process cost	US$/t	5.32
P15 hard ore process cost	US$/t	6.17
Additional downstream cost	USD/t product	49.49
Overall processing cost	US$/t mined	5.45
PC/OS mass recovery	%	82.4%
P15 mass recovery	%	43.8%
Overall mass recovery	%	52.6%
Overall economic cog	%	18.6%

SEC Comment No. 21.

Exhibit 96.2 Casa de Pedra

Metallurgical Recovery, page 96, page EB-96

Please provide the overall metallurgical recoveries for your salable products.

Response to Comment No. 21.

The following tables set forth the overall metallurgical recoveries for our salable products:

Parameters	Base	Value
PC/OS mass recovery	%	82.4%
P15 mass recovery	%	43.8%
Overall Mass recovery	%	52.6%

R Mass	Mass
(%)	(Mt)
74%	22.5
100%	10
82%	32.5

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For P15 Project, CSN has a recovery that varies between 42% and 43% (using soft and compact lithologies) and reaches 49% when fed with 100% friable lithology, depending on the contents and lithologies fed, according to ECM Projetos Industriais Ltda., the engineering company responsible for P15 Project.

SEC Comment No. 22.

Exhibit 96.2 Casa de Pedra - A

Cost assumptions, page 97, page EB-97

Please explain the significant variance between your cost assumptions and the estimated operating costs found in Section 18 and your economic analysis.

Response to Comment No. 22.

CSN’s economic assessment factors consider financial parameters, revenue assumptions and cost assumptions, as explained below.

Financial parameters: foreign exchange rate of R$5.40 / US$1.00 based on long-term forecasts of CSN Mineração; additionally, a discount rate of 9% was considered.

Revenue assumptions: long-term iron ore prices assumed by CSN Mineração for mine planning purposes correspond to year 2025; the following table sets forth the product pricing forecast:

The following table sets forth applicable taxes:

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Cost assumptions: input costs considered for pit optimization are based on a combination of historical data and CSN Mineração’s forecasts; the following table sets forth the mining costs assumed for pit optimization:

The following table sets forth the cost of mineral processing, product handling and transportation, among others:

SEC Comment No. 23.

Exhibit 96.2 Casa de Pedra - A

Cutoff grades, page 98, page EB-98

Please provide all the parameters for your cutoff grade and provide an example. Please clarify whether this is a breakeven or marginal cutoff grade. See Item 601(b)(96)(iii)(B)(12)(iii) of Regulation S-K.

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Response to Comment No. 23.

The following table sets forth the parameters for our cutoff grade:

Parameters	Base	Value
Price	USD/t product	95.00
Waste mining cost	US$/t mined	0.99
Ore mining cost	US$/t mined	1.88
Overall mining recovery	%	95%
Overall mining cost	US$/t mined	1.57
PC/OS processing cost	US$/t	3.86
P15 friable ore process cost	US$/t	5.32
P15 hard ore process cost	US$/t	6.17
Additional downstream cost	USD/t product	49.49
Overall processing cost	US$/t mined	5.45
PC/OS mass recovery	%	82.4%
P15 mass recovery	%	43.8%
Overall mass recovery	%	52.6%
Overall economic cog	%	18.6%

CSN Mineração does not apply a cutoff grade as a parameter for establishing reasonable prospects of economic extraction. The overall economic cutoff grades for mineral resources at $95/t is 18.6% Fe.

SEC Comment No. 24.

Exhibit 96.2 Casa de Pedra - A

Mineral reserve as of 31 December 2021, page 101, page EB-101

Please modify your filing and disclose the cutoff grade and metallurgical recovery for your reserve estimates along with all the parameters used to prepare this calculation. See Item 01(b)(96)(iii)(B)(12)(iii) of Regulation S-K.

Response to Comment No. 24.

The following table sets forth the elements applied to calculate the cutoff grade for mineral resources:

Casa de Pedra mining complex (Includes Engenho Mine) – summary of RPEEE Mineral Resource Pit Optimization Parameters

Parameters	Base	Value
Price	USD/t product	95.00
Waste mining cost	US$/t mined	0.99
Ore mining cost	US$/t mined	1.88

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Overall mining recovery	%	95%
Overall mining cost	US$/t mined	1.57
PC/OS processing cost	US$/t	3.86
P15 friable ore process cost	US$/t	5.32
P15 hard ore process cost	US$/t	6.17
Additional downstream cost	USD/t product	49.49
Overall processing cost	US$/t mined	5.45
PC/OS mass recovery	%	82.4%
P15 mass recovery	%	43.8%
Overall mass recovery	%	52.6%
Overall economic cog	%	18.6%

For resources, the calculated cutoff is 18.6% Fe.

The following table sets forth the elements applied to calculate the cutoff grade for mineral reserves:

Casa de Pedra mining complex (Casa de Pedra and Engenho) – Reserves Pit Optimization parameters, 2022.

Parameters	Base	Value
Price	USD/t product	78.82
Waste mining cost	US$/t mined	0.99
Ore mining cost	US$/t mined	1.88
Overall dilution	%	5%
Overall mining recovery	%	95%
Overall mining cost	US$/t mined	1.57
PC/OS processing cost	US$/t	3.86
P15 friable ore process cost	US$/t	5.32
P15 hard ore process cost	US$/t	6.17
Additional downstream cost	USD/t product	49.49
Overall processing cost	US$/t mined	5.45
PC/OS mass recovery	%	82.40%
P15 mass recovery	%	43.80%
Overall mass recovery	%	52.60%
Overall economic cog	%	22.40%

For reserves, the calculated cutoff is 22.4% Fe. This is the breakeven cutoff and there is no other calculated cutoff.

The economic cutoff grade to decide whether a block should be mined or left in-situ was calculated by the NPVS software of Datamine. For reserves, the calculated economic cutoff is 22.40%.

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SEC Comment No. 25.

Exhibit 96.2 Casa de Pedra - A

Mine Schedule, page 105, page EB-105

Please provide annual numerical values for your life of mine production schedule. This would include annual processed ore with associated grades for the life of mine. See Item 601(b)(96)(iii)(B)(13) of Regulation S-K.

Response to Comment No. 25.

The following table sets forth the annual numerical values for our life of mine production schedule:

SEC Comment No. 26.

Exhibit 96.2 Casa de Pedra - A

Economic Analysis, page 155, page EB-155

We note you provided a cash flow summary for your mining project’s reserves. Please provide an annual cash flow based on your annual production schedule for the life of your project’s reserves and provide appropriate line items, such as revenues, operating costs, capital expenditures, royalties, taxes, and other line items necessary to define your after-tax cash flow. See Item 601(b)(96)(iii)(B)(19)(ii) of Regulation S-K.

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Response to Comment No. 26.

Following is revised disclosure:

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Table 18.3 Average operating cost estimate summary

Item	Units	Value
Mining	US$/t processed	4.23
Processing	US$/t processed	5.22
Rail	US$/t processed	2.60
Port	US$/t processed	2.07
Royalties (CFEM+TFRM)	US$/t processed	1.32
Other cost	US$/t processed	0.96
G&A and sales expenses	US$/t processed	2.18
Depreciation	US$/t processed	4.06
Total	**US$/t processed**	**22.64**

18.2.2 Mining operating costs

Mining costs include:

- Equipment consumables: diesel, power, tires, lube, bits, etc.
- Explosives and accessories
- Workforce: operators, maintenance staff, supervisors, management, technical positions, etc.

The mining operating costs per mined tonne (ore or waste) are summarized in Table 18.4.

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19 ECONOMIC ANALYSIS

19.1 Introduction

The economic analysis of the life of mine plan was evaluated by CSN Mineração using conventional discounted cash flow methods based the production schedules, capital expenditures and operating costs disclosed in this technical report summary.

The following key parameters were integral to the construction of the cash flow model:

- Long term product prices based on the forecasts presented in Table 16.1
- The exchange rates presented in Table 18.1
- 100% equity financing with no debt component
- All revenues and costs reported in "'real" constant US dollar terms without escalation.

The economic analysis presented in this section contains forward-looking information with regards to product prices, exchange rates, proposed mine production, projected recovery rates and costs. The results of the economic analysis are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here.

The economic analysis presented in this section is based on the mineral reserve estimate only.

19.2 Economic analysis

The life of mine financial outputs from the cash flow model are summarized in Table 19.1.

The post-tax NPV using a 9% annual discount rate is US$7,097 million.

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*******

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Tobias Stirnberg, CSN’s counsel, at +55 (11) 3927-7702.

Sincerely,

/s/ Marcelo Cunha Ribeiro

___________________________________
Companhia Siderúrgica Nacional
By: Marcelo Cunha Ribeiro

Title: Chief Financial and Investor Relations Officer

cc: Tobias Stirnberg

Milbank LLP

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